Exhibit 26







      Form of Letter to Prospective Purchasers regarding the Securities.




                      [Letterhead of IES]


[Date]

To:

Re:  IES Utilities Inc.
     Proposed Collateral Trust Bond Issue

Ladies/Gentlemen:

IES Utilities Inc. plans to commence an offering of $250,000,000 in aggregate principal amount of its Collateral Trust Bonds (the "Bonds") during the week of _______, 1995. A Registration on Form S-3 relating to the Bonds was filed with the SEC on _________, 1995. It is expected bids will be solicited on either _________ or _________. The purpose of this letter is to extend to you an invitation to bid on this issue and to define the bidding process.

Proposals are being solicited from _______ investment banking firms: ______________________________________________________
______________________________________________________________
____________________________________.   I  will  initiate  the
bidding process by contacting each of you by phone at approximately 4:00 p.m. EDT the day prior to the bid. Your completed bid sheet should be returned to me by facsimile at 10:00 a.m. EDT the following day. (Appropriate FAX numbers will be provided on the bid sheet.)

IES Utilities Inc. will select an underwriter based on the economics of the proposals as well as any other criteria it deems appropriate. This selection will be made within 15 minutes of receipt of the bids with pricing and execution of the underwriting agreement expected to be completed the same day. Closing will occur three business days after pricing.

All bids are expected to be made in good faith with final pricing consistent with the selected offer. You should assume IES Utilities will be paid in same day funds at closing and that Dorsey & Whitney's fees will be paid by underwriters.

The Company does not plan to include a rating out in the underwriting agreement. Should your proposal be contingent on a rating out, please indicate so in your bid.

Under  Section  34.2  of  the  Rules  of  the  Federal  Energy
Regulatory Commission, we are required to notify you that no bid for securities shall be invited or accepted from any person who:

     i)    prior  to the submission of bids has performed  any
     service for any fee or   compensation in connection  with
     the proposed issuance of securities;

     ii) violates Section 305(a) of the Federal Power Act with respect to this bid.

I am enclosing some materials which should be helpful in your due diligence. Included are the IES Utilities 1994 Form 10-K, the two most recent IES Utilities Form 10-Q's, the ______ most recent Form 8-K's dated ________________, the Proxy Statement filed with the SEC on _______, the Registration Statement, the form of underwriting agreement and our new Indenture relating to the Bonds. Also enclosed is a Prospective Purchasers Questionnaire. Please complete this form and return it to me. A due diligence conference call is currently scheduled for 4:00 p.m. EDT on ____________. Gary Tygesson of Dorsey & Whitney will be in contact with you to verify this.

Attached  is a summary of the proposed offering as well  as  a distribution list and the proposed bid form.  If you have  any questions,  please feel free to call either  _____________  or
____________.


Very truly yours,